  Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference of our report dated May 10, 2022, relating to the consolidated financial statements of TROOPS, Inc. (previously referred as “SGOCO Group, Ltd.”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2021 and 2020, and for each of the two years ended December 31, 2021, in which our report expresses an unqualified opinion, and includes critical audit matters, including goodwill impairment assessment and allowance for current expected credit losses (“CECL”) on loan receivables, accounts receivables, prepayments, other receivables, and deposit for acquisition of a subsidiary, appearing in this Annual Report on Form 20-F of the Group for the year ended December 31, 2022.

/s/ Yu Certified Public Accountant P.C.

New York, New York

May 1, 2023